SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 24 April 2009

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Annual Information Update dated 14 April 2009

Exhibit No: 99.1

14 April 2009

InterContinental Hotels Group PLC
Annual Information Update

In accordance with Prospectus Rule 5.2, InterContinental Hotels Group PLC is pleased to provide its Annual Information Update relating to information disclosed to the public in compliance with relevant laws and regulations since its last information update on 11 April 2008.

For the purpose of this update, the information is only referred to, and copies of each item can be found at the locations specified below.  In accordance with the provisions of Article 27 (3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information was up to date at the time of publication, such disclosures may at any time become out of date and the Company does not undertake any obligation to update any such information in the future.  Neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied as to the accuracy or completeness of the information.

1. Regulatory Announcements

The following UK regulatory announcements have been made by the Company via a Regulatory Information Service during the period 11 April 2008 to 9 April 2009. Copies of these announcements can be viewed at  www.londonstockexchange.com  under code IHG.

Date	Detail
11-Apr-08	Annual Information Update 5 April 2007 to 11 April 2008
23-Apr-08	Holding(s) in Company
25-Apr-08	Holding(s) in Company
30-Apr-08	Total Voting Rights
02-May-08	Holding(s) in Company
07-May-08	First Quarter Results to 31 March 2008
09-May-08	Transaction in Own Shares
13-May-08	Director/PDMR Shareholding
13-May-08	Transaction in Own Shares
13-May-08	Transaction in Own Shares
14-May-08	Holding(s) in Company
15-May-08	Transaction in Own Shares
16-May-08	Transaction in Own Shares
19-May-08	Transaction in Own Shares
20-May-08	Director/PDMR Shareholding
20-May-08	Transaction in Own Shares
21-May-08	Transaction in Own Shares
22-May-08	Transaction in Own Shares
23-May-08	Transaction in Own Shares
27-May-08	Holding(s) in Company
27-May-08	Transaction in Own Shares
28-May-08	Holding(s) in Company
28-May-08	Transaction in Own Shares
29-May-08	Transaction in Own Shares
30-May-08	IHG PLC Change of Reporting Currency to US Dollars
30-May-08	Results of IHG PLC AGM
30-May-08	Total Voting Rights
02-Jun-08	Holding(s) in Company
02-Jun-08	Holding(s) in Company
02-Jun-08	Transaction in Own Shares
03-Jun-08	Holding(s) in Company
03-Jun-08	Transaction in Own Shares
04-Jun-08	Transaction in Own Shares
05-Jun-08	Transaction in Own Shares
09-Jun-08	Director/PDMR Shareholding
09-Jun-08	Transaction in Own Shares
10-Jun-08	Holding(s) in Company
10-Jun-08	Transaction in Own Shares
11-Jun-08	Transaction in Own Shares
12-Jun-08	Transaction in Own Shares
13-Jun-08	Transaction in Own Shares
16-Jun-08	Holding(s) in Company
16-Jun-08	Holding(s) in Company
16-Jun-08	Transaction in Own Shares
18-Jun-08	Transaction in Own Shares
19-Jun-08	Transaction in Own Shares
20-Jun-08	Transaction in Own Shares
23-Jun-08	Transaction in Own Shares
24-Jun-08	Transaction in Own Shares
25-Jun-08	Transaction in Own Shares
26-Jun-08	Holding(s) in Company
26-Jun-08	Transaction in Own Shares
27-Jun-08	Transaction in Own Shares
30-Jun-08	Total Voting Rights
30-Jun-08	Transaction in Own Shares
02-Jul-08	6 Month Block Listing Return
14-Jul-08	Appointment of interim President Americas Region
24-Jul-08	Holding(s) in Company
31-Jul-08	Total Voting Rights
05-Aug-08	Holding(s) in Company
08-Aug-08	Announcement of the death of Stevan Porter
12-Aug-08	Half Year Results to 30 June 2008
14-Aug-08	Notification of Transactions of Director and PDMR
21-Aug-08	Holding(s) in Company
21-Aug-08	Holding(s) in Company
22-Aug-08	Holding(s) in Company
22-Aug-08	Holding(s) in Company
22-Aug-08	Holding(s) in Company
28-Aug-08	Holding(s) in Company
29-Aug-08	Total Voting Rights
01-Sep-08	Sale of Holiday Inn Jamaica
02-Sep-08	Holding(s) in Company
15-Sep-08	Holding(s) in Company
17-Sept-08	Holding(s) in Company
17-Sept-08	Holding(s) in Company
19-Sept-08	Appointment of New Company Secretary
19-Sept-08	Holding(s) in Company
23-Sept-08	Americas RevPAR Growth to 31 August 2008
24-Sept-08	Holding(s) in Company
26-Sept-08	Holding(s) in Company
29-Sept-08	Holding(s) in Company
30-Sept-08	Total Voting Rights
02-Oct-08	Holding(s) in Company
03-Oct-08	Holding(s) in Company
06-Oct-08	Director/PDMR Shareholding
06-Oct-08	Holding(s) in Company
08-Oct-08	Holding(s) in Company
10-Oct-08	Holding(s) in Company
13-Oct-08	Holding(s) in Company
16-Oct-08	Holding(s) in Company
29-Oct-08	Holding(s) in Company
31-Oct-08	Total Voting Rights
11-Nov-08	Third Quarter Results to 30 September 2008
28-Nov-08	Total Voting Rights
16-Dec-08	Appointment of President Americas Region
31-Dec-08	Total Voting Rights
31-Dec-08	6 Month Block Listing Return
02-Jan-09	Holding(s) in Company
07-Jan-09	Holding(s) in Company
28-Jan-09	Holding(s) in Company
30-Jan-09	Total Voting Rights
10-Feb-09	Holding(s) in Company
17-Feb-09	Full Year results to 31 December 2008
24-Feb-09	Director/PDMR Shareholding
24-Feb-09	Director/PDMR Shareholding
24-Feb-09	Director/PDMR Shareholding
27-Feb-09	Total Voting Rights
03-Mar-09	Director/PDMR Shareholding
16-Mar-09	Director/PDMR Shareholding
18-Mar-09	IHG PLC Annual Report and Financial Statements 2008, Notice of Annual General Meeting 2009 and related documents available at UKLA Document Viewing Facility
23-Mar-09	Holding(s) in Company
31-Mar-09	Total Voting Rights
01-Apr-09	Holding(s) in Company
03-Apr-09	Director/PDMR Shareholding
06-Apr-09	Director/PDMR Shareholding
07-Apr-09	Filing of 2008 Annual Report on Form 20-F

2. Companies House Filings

The following documents have been filed by the Company with the Registrar of Companies at Companies House during the period 11  April 2008 to 9 April 2009. Copies of these documents may be obtained from Companies House (www.companieshouse.gov.uk).

Date	Document Type	Description
29-Apr-08	169	Return by Company purchasing its own shares for cancellation
07-May-08	169	Return by Company purchasing its own shares for cancellation
08-May-08	AA	InterContinental Hotels Group PLC Accounts made up to 31/12/07
19-May-08	88(2)	Return of Allotment of Shares
04-Jun-08	288b	Resignation of Non Executive Director
06-Jun-08	363	InterContinental Hotels Group PLC Annual Return
10-Jun-08	RES 01	Special Resolutions passed at AGM
26-Jun-08	169	Return by Company purchasing its own shares for cancellation
26-Jun-08	169	Return by Company purchasing its own shares for cancellation
08-Jul-08	82(2)	Return of Allotment of Shares
09-Jul-08	169	Return by Company purchasing its own shares for cancellation
09-Jul-08	169	Return by Company purchasing its own shares for cancellation
23-Jul-08	169	Return by Company purchasing its own shares for cancellation
07-Aug-08	287	Registered Office Change of Address
03-Oct-08	Mem/Arts	Articles of Association
31-Dec-08	288c	Change of Particulars of Non Executive Director
05-Jan-09	288b	Resignation of Non Executive Director
05-Jan-09	287	Registered Office Change of Address
06-Jan-09	288b	Resignation of Secretary
06-Jan-09	288a	Appointment of Secretary
23-Jan-09	353a	Change of Location of Register of Members
07-Feb-09	88(2)	Return of Allotment of Shares
09-Feb-09	88(2)	Return of Allotment of Shares
18-Feb-09	88(2)	Return of Allotment of Shares
02-Mar-09	88(2)	Return of Allotment of Shares
05-Mar-09	88(2)	Return of Allotment of Shares
09-Mar-09	88(2)	Return of Allotment of Shares
01-Apr-09	88(2)	Return of Allotment of Shares
01-Apr-09	88(2)	Return of Allotment of Shares

3. Documents published and sent to shareholders

The following documents have been published by the Company and sent to shareholders of the Company during the period 11 April 2008 to 9 April 2009.

Date	Documents
18-Mar-09	Annual Report and Financial Statements 2008 and Annual Review and Summary Financial Statement 2008, Notice of AGM 2009, Form of Proxy and Form of Instruction

4. Documents filed with the Securities and Exchange Commission

As the Company's shares are registered under the US Securities Exchange Act of 1934, the Company has submitted filings to the US Securities and Exchange Commission during the period

11 April 2008 to 9 April 2009.  Full details of these filings can be viewed at  www.sec.gov  under code IHG.

Copies of all the documents listed above are available on request from the Company's registered office at Broadwater Park, Denham, Buckinghamshire UB9 5HR.

Catherine Springett

Head of Secretariat

14 April 2009

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	24 April 2009